UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


 THIRD AMENDMENT TO APPLICATION/DECLARATION ON FORM U-1/A UNDER
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      C&T Enterprises, Inc.
                          RR 2, Box 17
                        Wysox, PA  18854

              Tri-County Rural Electric Cooperative
                      22 North Main Street
                      Mansfield, PA  16933

                 Wilderness Area Utilities, Inc.
                      22 North Main Street
                      Mansfield, PA  16933

              Claverack Rural Electric Cooperative
                          RR 2, Box 17
                        Wysox, PA  18854

      (Name of companies filing this statement and address
                 of principal executive office)


                             (NONE)
                     PARENT HOLDING COMPANY

                            See below


            (Name and address of agents for service)


           COPIES OF ANY PLEADINGS AND OTHER DOCUMENTS
                MAY BE SERVED UPON THE FOLLOWING






Robert Chappell, Esquire          Kenneth Zielonis, Esquire
VAN de HIEL & CHAPPELL            STEVENS & LEE
14 South Main Street              Suite 310
P.O. Box 57                       208 North Third Street
Mansfield, PA  16933              P.O. Box 12090
                                  Harrisburg, PA  17108-2090

Item 1 -  DESCRIPTION OF ACQUISITION

     A.   Introduction

          This Third Amendment to the Application\Declaration of C&T Enterprise, Inc., ("C&T"), Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), Claverack Rural Electric Cooperative, Inc., ("Claverack"), and Wilderness Area Utilities, Inc., ("Wilderness"), (collectively referred to as "Joint Applicants"), clarifies the physical integration of certain of the Joint Applicants' electrical facilities as well as the public utility status of certain of the Joint Applicants. It also clarifies the status of how electrical power will be transmitted as described in the Application\Declaration.

          As noted in the Application\Declaration, Tri-County is now an operating public utility as defined by the Public Utility Holding Company Act of 1935, ("Act"). It is not, however, a public utility for purposes of the Pennsylvania Public Utility Code and thus it is not subject to regulation by the Pennsylvania Public Utility Commission, ("PaPUC"). Tri-County also is currently a public utility holding company for purposes of the Act as it owns directly the stock of Wilderness. Wilderness in turn owns all the stock of a public utility (Wellsboro Electric Company) operating solely within Pennsylvania. Wilderness is not a public utility company for purposes of the Act; it is simply a holding company. It will remain solely a holding company after consummation of the proposed transaction. Wellsboro Electric Company is not a holding company but rather an operating public utility. Both Tri-County and Wilderness were granted Section 3(a)(1) exemptions by the Commission in an earlier proceeding. Tri-County Rural Electric Cooperative, Inc., et. al., HCAR No. 35-26167 (November 22, 1994).

          As a result of the consummation of the proposed acquisition, Claverack shall become a holding company for purposes of the Act and continue its operation as a public utility (as a Pennsylvania electric cooperative) as defined by the Act. After consummation of the transaction, Citizens' Electric Company will be solely an operating public utility for purposes of the Act, its current status.

     B.   Description of the Parties to the Acquisition

          2.   Description of Facilities

               (a)  Tri-County

                    (ii) Electrical Generating Facilities and
                         Resources

          As noted in the Application\Declaration, Tri-County, as well as its sister electric cooperative Claverack, indirectly own generation and transmission facilities through the Allegheny Electric Cooperative, ("AEC"). AEC is jointly owned by Tri-County, Claverack and the other twelve (12) rural electric
<PAGE 2>
cooperatives in Pennsylvania and New Jersey. AEC is the owner of various transmission facilities located throughout Pennsylvania and New Jersey and the owner of generation facilities located in Pennsylvania. Since it owns generation and transmission
facilities, AEC is a member of the PJM.   Such AEC-owned
transmission facilities interconnect with the transmission facilities of other PJM member companies throughout the territory of AEC and the distributing cooperatives such as Tri-County and Claverack. AEC-owned generating facilities are interconnected with the PJM grid. A map depicting the interconnection of the AEC transmission and generation facilities and the facilities of other PJM transmission owners is attached as Exhibit E-2. The shaded areas in North Central Pennsylvania represents the service territories of Tri-County and Claverack.

          Tri-County and AEC are not directly interconnected. Likewise, Claverack and AEC are not directly interconnected. AEC facilities and Tri-County facilities are interconnected through the transmission facilities of PJM member company GPU Energy, Inc. through its operating company Pennsylvania Electric Company, ("GPU"). Claverack facilities also are interconnected with AEC facilities through GPU. Tri-County and Claverack are not directly interconnected. Again, they are interconnected through PJM members AEC and GPU.

          As described in the Application\Declaration, AEC obtains wholesale power from a variety sources. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. This facility is interconnected with GPU. Power generated at this facility is sold to cooperatives such as Tri-County and Claverack. It is delivered to Tri-County and Claverack through the transmission arrangements noted above regarding AEC and GPU. Additionally, AEC owns a ten (10%) percent interest in the 2,100 MW Susquehanna Steam Electric Station, a nuclear plant located in Berwick, Pennsylvania. This electrical power is delivered to AEC and then the cooperatives through PP&L and then GPU. The remaining ownership interest in the Susquehanna nuclear plant is held by Pennsylvania Power & Light Company, ("PP&L"), another PJM member who uses this power to supply its wholesale and retail load.

          Wellsboro is surrounded by Tri-County but not directly interconnected. Wellsboro is connected to the PJM grid through GPU. Wellsboro has prepared an application to join the PJM and shall become a member of the PJM upon consummation of the acquisition. Citizens' is interconnected to the PJM through PP&L. It is currently a wholesale customer of PP&L and thus receives a portion of its electrical power needs from the same source as the cooperatives, e.g., the Susquehanna nuclear plant. Citizens' has prepared an application to join the PJM and shall become a member of the PJM upon consummation of the acquisition. Finally, Tri-County and Claverack are now indirect members of PJM through their ownership interest in AEC, a PJM member company. Upon consummation of the acquisition, both Tri-County and
Claverack shall become direct members of the PJM.   <PAGE 3>

Item 3 -  APPLICABLE STATUTORY STANDARDS

     A.   Legal Analysis

          2.   Section 10(c)

               (b)  Section 10(c)(2)

                    (ii) Integrated Public Utility System

          Citizens', Wellsboro, Tri-County, and Claverack will operate as an integrated public utility system. Prospectively, they shall all be members of the PJM system. All of the above operating entities currently are interconnected through the facilities of PJM member companies, one of which (AEC) is jointly owned by Tri-County and Claverack. Citizens', Tri-County and Claverack are not only interconnected with PJM facilities, but a portion of their electrical power needs are supplied from the same generating source, the Susquehanna nuclear plant. While not served by this generating source currently, Wellsboro can be served prospectively because of its interconnection to the PJM system. Additionally, Wellsboro also can receive a portion of its electrical power needs from the Raystown facility as Wellsboro is interconnected with GPU. Wellsboro does not currently receive, however, any power from that facility.

          Each of the above operating entities possesses contractual rights to use the extra high voltage transmission facilities of the PJM system. Further, as indicated above, they are all interconnected to the PJM system. These PJM transmission facilities will now be integrated to an even greater degree because transmission service will be rendered on a regional, integrated basis across all transmission owner networks. The above operating companies can be operated as a single integrated system. Since none of these companies operate high voltage transmission lines, they must rely upon the PJM system for such transmission needs.

          These systems will also be operated as an economic single interconnected and coordinated system. The electrical power supply requirements of each of these operating companies will be administrated and managed centrally on the basis of need, reliability, reserve commitments to PJM and economic pricing principles.

Item 6    EXHIBITS AND FINANCIAL STATEMENTS

A.   EXHIBITS

     A-1  Tri-County Articles of Incorporation
     A-2  Claverack Articles of Incorporation
     A-3  C&T Articles of Incorporation
     A-4  Citizens' Articles of Incorporation
     A-5  Wilderness Articles of Incorporation
     A-6  Wellsboro Articles of Incorporation

     B-1  January 5, 1998 Memorandum of Understanding
     B-2  Tender Offer
     B-3  Second Amended Memorandum of Understanding
     B-4  May 28, 1998 Partnership Agreement

     D-1  Pennsylvania Public Utility Commission Application

     E-1 Map of Citizens' and Wellsboro Systems (not filed electronically)
     E-2  Map of Allegheny Electric Cooperative Facilities and
          Facilities of Other PJM Members (not filed electronically)

     F-1  Opinion of Counsel (to be filed by amendment)
     F-2 "Past Tense" Opinion of Counsel (to be filed by amendment)

     G-1  Proposed Form of Public Notice


B.   FINANCIAL STATEMENTS

     FS-1 Consolidated Financial Statements of Tri-County for years ended December 31, 1997 and 1996 (not filed electronically)

     FS-2 Consolidated Financial Statements of Claverack for years ended December 31, 1997 and 1996 (not filed electronically)

     FS-3      Audited Financial Statements of Citizens' Electric
               Company for year ended December 31, 1997 and 1996
               (not filed electronically)

     FS-4      Audited Financial Statements of Wellsboro Electric
               Company for year ended December 31, 1997 and 1996
               (not filed electronically)

                              SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application and Declaration to be signed on its behalf by the undersigned.

                              C&T Enterprises, Inc.
                              Tri-County Rural Electric
                              Cooperative, Inc.
                              Claverack Rural Electric
                              Cooperative, Inc.
                              Wilderness Area Utilities, Inc.

                              /s/  Kenneth Zielonis

                              Kenneth Zielonis, Esq.
                              STEVENS & LEE
                              208 N. Third Street, Suite 310
                              P.O. Box 12090
                              Harrisburg, PA. 17108-2090

Dated: February 2, 1999       Attorneys for Joint Applicants

                           EXHIBIT E-2
        Map of Allegheny Electric Cooperative Facilities
               and Facilities of other PJM Members
                   (not filed electronically)
  <PAGE 7>